Filed by Falconbridge Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 333-129218
Sudbury Synergies Tour Financial Presentation - Inco June 13, 2006

Forward-looking Statements CAUTION REGARDING FORWARD-LOOKING INFORMATION This presentation contains, among other things, forward-looking information (as defined in the Securities Act (Ontario)) and forward-looking statements (as defined in the United States Securities Exchange Act of 1934) that are based on expectations, estimates and projections as of the date of the presentation. Generally, these forward-looking statements can often, but not always, be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases such as "would", "could", "if" and "may". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results and developments to be materially different from any future results, performance or achievements expressed by, or implied by the forward-looking statements in this presentation. These forward looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in Inco's take-over bid circular dated October 24, 2005 and Notice of Variation dated May 29, 2006, the Falconbridge Directors' Circular dated October 24, 2005 and the Notice of Change dated May 26, 2006 filed with the Canadian and U.S. regulators (the "Offer Documents"), as well as: the relationship between expected revenue levels, costs structures and the anticipated synergies to be realized in respect of a combination of Inco and Falconbridge; the accuracy of the level of projected run-rate synergies, as well as the net present value on an after-tax basis of those synergies; in respect of projected growth prospects, reserve and resource levels, mine life and project start-up projections, and statements regarding plans, objectives and expectations with respect to existing and future operations; mine productivity results for the balance of 2006 that are consistent with results achieved to date in 2006; no significant unforeseen interruptions of mine or refinery operations due to labour disputes or other supply interruptions; that optimized and increased mining capability, improved process performance and product recovery, reduced operating costs, reduced capital expenditures, reduced administrative and infrastructure support costs at the Ontario and Manitoba operations of both Inco and Falconbridge will be achievable in the manner and in the timeframes contemplated following a successful combination of the two companies; that reconfiguring the Clarabelle and Strathcona mill processing circuits to optimize the Sudbury feed flow is achievable in a timely and cost-effective manner; factors underlying throughput levels at Ontario processing operations; and the accuracy of mine planning and other assessments related to the determination of the value of the synergies of the proposed combination between Inco and Falconbridge, based solely on preliminary evaluations only, and not feasibility studies which remain to be undertaken to confirm the mine plans and evaluations upon completion of the proposed combination between Inco and Falconbridge.

Forward-looking Statements In respect of the forward-looking statements made herein, factors which could cause actual results to differ materially from current expectations include, but are not limited to the various risks identified directly in the presentation materials that follow, as well as in each of the Offer Documents, in Inco's Form 10-K for the year ended December 31, 2005, and in Falconbridge's Annual Information Form for the year ended December 31, 2005, as well changes to the anticipated synergies between the proposed combination between Inco and Falconbridge; changes to the expected timetable of the operational changes to the Inco and Falconbridge operations, including the reconfiguration of the Clarabelle and Strathcona mill processing circuits, necessary to achieve the projected annual run-rate synergies; changes to reserve and resource levels, mine life and projection projections, mine productivity and production levels; labour conditions; and the timing and execution of planned project developments and expenditures. While Inco and Falconbridge anticipate that subsequent events and developments may cause their views to change, each of them specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing either Inco's or Falconbridge's views as of any date subsequent to the date of this presentation. IMPORTANT LEGAL INFORMATION This presentation may be deemed to be solicitation material in respect of Inco's proposed combination with Falconbridge. Inco filed with the SEC, on October 24, 2005, a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and has filed amendments thereto, and will file further amendments thereto as required, in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco's offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES REGULATORS OR THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement, the Solicitation/Recommendation Statement and Inco's and Falconbridge's other public filings made from time to time by Inco and Falconbridge with the Canadian Securities Regulators, at www.sedar.com, and the SEC free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the Canadian and U.S. regulators by Inco may be obtained free of charge by contacting Inco's media or investor relations departments. This presentation contains technical information regarding ore reserves, mineral resources, operations and mining projects of each of Inco and Falconbridge. This information has been provided by each company separately with respect to its own ore reserves, mineral resources, operations and mining projects, and each of Inco and Falconbridge disclaims responsibility for information relating solely to the other.

Forward-looking Statements In accordance with applicable Canadian securities regulatory requirements, including National Instrument 43-101 "Standards of Disclosure for Mining Projects", Mr. S. Nicholas Sheard, Vice-President of Exploration, Dr. Olivier Tavchandjian, Principal Geologist, Mineral Reserves and Mineral Resources, and Dr. Lawrence B. Cochrane, Director of Mines Exploration, each as a qualified person within the meaning of such National Instrument, indirectly supervised the preparation of Inco's ore reserves and mineral resource estimates as of December 31, 2005 and each has, in accordance with the requirements of NI 43-101, conducted either directly by himself or indirectly through employees of Inco reporting directly or indirectly to him, a comprehensive review and confirmation of the application of the detailed procedures, systems and processes the Company has developed and implemented for the purpose of verifying such data. Each of Mr. Sheard, Dr. Tavchandjian and Dr. Cochrane, as well as the responsible persons described in the notes of the Inco's 2005 Annual Report to Inco Shareholders and in the notes Inco's Annual Report on Form 10-K for year ended December 31, 2005 also periodically check the adequacy of such procedures, systems and processes which are intended to provide sufficient verification of such data based upon recognized sampling, analytical testing, modelling and other procedures in the mining industry. The mineral reserves and mineral resources as of December 31, 2005 have been estimated in accordance with the CIM Definition Standards on Mineral Resources and Reserves, adopted by CIM Council on November 14, 2004, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by the CIM council on November 23, 2003 using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation. The mineral reserves and resources were compiled, indirectly supervised and verified by Chester Moore who is Falconbridge's Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist and is a qualified person as defined in NI 43-101. Cautionary note to U.S. and other investors - This document uses the terms ''measured'', ''indicated'' and ''inferred mineral resources''. We advise U.S. and other investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. U.S. and other investors are cautioned not to assume that any part or all of the measured, indicated or inferred mineral resources will ever be converted into ore reserves. ''Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies, except in special cases. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists or is economically or legally mineable. While the SEC permits registered U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce at the time of the reserve determination, it does permit Canadian companies such as Inco to disclose information about their mineral resources in their filings with the SEC in accordance with Canadian regulatory requirements. U.S. and other investors are urged to consider closely the disclosure in our Form 10-K for the year ended December 31, 2005, File No. 1-1143, which may be secured from us, or from the SEC's website at www.sec.gov/edgar.shtml.

Overview Nickel market is very healthy - demand is strong in virtually all areas and supply is tight Excellent progress in maximizing competitiveness and productivity of our nickel operations Strong financial position allows us to continue to grow low-cost production

We're on track to meet or beat our February guidance for 2006 production, costs 2006 Objective 2.35-2.40 565 340 400 2.15-2.20 135-140 85 85 Q2/06 Objective 1. millions of pounds, except for PGMs which are thousands of ounces 2. includes 30 million pounds of tolled nickel, with 6 million pounds in Q1 and 5-10 million pounds in Q2 3. dollars per pound; excludes material tolled through OMG Production1 Nickel2 Copper PGMs Nickel unit cash cost of sales, after by-product credits3 Total Inco-mine production Objective 2.50-2.55 130-135 75 80 Result Q1/06 2.59 135 78 86 2.25 2.50-2.55 2.30-2.35 2.30-2.35

First quarter 2006 adjusted net earnings * Not Canadian GAAP calculation: net income tax benefits, currency translation adjustments, unrealized losses on currency derivative contracts and for 2005 favourable adjustment relating to Goro's minority interest. 2006 2005 Net Earnings 2005 242 2006 200 Q1 2005 1.09 2006 0.9 Adjusted Net Earnings* ($ millions) Adjusted Diluted Net EPS* ($)

Key differences - Q1/06 as compared to Q2/06 to date Higher nickel prices Higher Inco-source deliveries Higher by-product prices Stronger Canadian dollar, negatively affecting cost

2006 - over one year ($) Nickel 0.10/lb ? ? ? 0.14 0.12 Copper 0.10/lb ? ? ? 0.08 0.07 Palladium 50/oz ? ? ? 0.03 0.03 Platinum 50/oz ? ? ? 0.03 0.02 Cobalt 1.00/lb ? ? ? 0.01 0.01 Cdn$-US$* 0.01 ? ? ? 0.06 0.05 Oil 1.00/bbl ? ? ? 0.007 0.006 Natural gas 0.10/MM BTU ? ? ? 0.002 0.002 Basic EPS effect** * $0.05 operating impact, or $0.03 per pound of nickel produced **using 198 million shares ***using 223 million shares Our results are strongly leveraged to nickel and copper Diluted EPS effect***

Current 2006 analysts' consensus commodity price assumptions and a CDN$0.85 Nickel* $ 7.23/lb Copper* 2.45/lb Palladium** 284.00/oz Platinum** 984.00/oz CDN$/US$ 0.85 * First Call average of 21-23 sell-side analysts' estimates at June 9, 2006 ** London Bullion Market Association (LBMA) average of 19-20 analysts' estimates at January 2006 Year-to-date nickel price is $7.69/lb. and copper is $2.70/lb. "Our policy continues to be that we do not publicly predict or forecast future nickel prices"

Nickel, copper, and PGM prices are substantially higher than prior quarter levels Q1 Q2 to-date Change Nickel $6.72 $9.04 35% Copper $2.24 $3.33 48% Platinum $1,037 $1,189 15% Palladium $292 $362 24% Gold $554 $646 17% Silver $10 $13 34%

Consensus Chasing Nickel Prices Consensus forecasts have lagged nickel prices for 4 years Low Median ACTUAL 2001 3 0.99 3.3 2.7 2002 2.28 0.72 2.67 3.07 2003 3 0.5 3.28 4.37 2004 3.75 2.75 5.45 6.28 2005 5 2.5 6.11 6.68 2006 5.6 1.4 6.15 7.68 Actual LME Cash Nickel Prices vs Prior Year First Call Analyst Forecasts (High-Median-Low) Price/lb Actual Nickel Price Low Median High Sources: First Call analyst prices at end of year before price forecast e.g. Dec 2000 for 2001

Consensus Also Chasing Copper Prices

Nickel has seen the best demand growth from China of the four products (Ni, Cu, Zn, coal) and, unlike coal and zinc, China is not self-sufficient in nickel and copper CAGR Nickel 0.26 Copper 0.16 Zinc 0.16 Coal 0.14 China Demand Growth (2000-2005 %CAGR) China 2005 Self-sufficiency1 Supply Nickel 0.34 Copper 0.18 Zinc 0.88 Coal 1.01 1 Self-sufficiency defined as domestic mine production divided by domestic consumption demand for each metal Sources: Brook Hunt - The Long Term Outlook for Zinc (1st Quarter 2006), CRU Nickel Quarterly Industry and Market Outlook, April 2006, Brook Hunt - The Long Term Outlook for Copper (1st Quarter 2006) McCloskkey's Metallurgical Coal Forecaster, Issue No. 16, 1st Quarter 2006

We have the financial strength needed to continue to grow * Substantial portion of convertible debt treated as equity Cash Position ($ millions) Debt-to-capitalization ratio Cash flow from Operations, before changes in working capital ($ millions) 1st Qtr 1076 958 751 04 05 958 1,076 Q1/06 1st Qtr 30 28 26 04 30%* 28%* 05 1st Qtr 1210 1187 303 04 1,210 1,187 Q1/06 05 Q1/06 26%*

Cash flow should remain strong in 2006 ? $0.10/lb in LME cash nickel price ? ? $27 million in after-tax cash flow 223 million diluted shares Using First Call 2006 consensus nickel price of $6.71/lb, copper price of $2.02/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 Using First Call 2006 consensus nickel price of $7.23/lb, copper price of $2.45/lb, 565 million pounds of nickel production, $2.35-2.40 cash costs and a Cdn$0.85 Using 2006 guidance and year-to-date commodity prices: $6.89/lb nickel, $2.32/lb copper, $1,040/oz platinum and $295/oz palladium Using 2006 guidance and year-to-date commodity prices: $7.69/lb nickel, $2.70/lb copper, $1,102/oz platinum and $319/oz palladium 06(e) 06(e) East 1470 1520 North 1690 1865 Cash flow from operations, before changes in working capital ($ millions) Diluted share count - 223 million "Our policy continues to be that we do not publicly predict or forecast future nickel prices" 1 2 3 4 At April 19, 2006 At June 9, 2006

Capital expenditures ($ millions) *At $0.85 CDN Voisey's Bay Depreciation, and amortization Environmental Capex 07(e) 510 365 145 Amortization of Voisey's Bay purchase price** Goro Sustaining Capex 1,820* New Mines Development, PT Inco and Other Expansion 1,170 Discretionary Capex ** 2006 total Voisey's Bay amortization of purchase price including amount in inventory expected to be $145 million in 2006 50 120 368 315 67 391 344 1140 140 55 '05 '06(e) 06 365 90** 455 Q1/05 Q1/06 East 75 92 West 8 20 North 103 55 40 170 8 20 75 103 40 92 55 170 226 337

Inco's net capex funding requirements* 2006 - 2010 (millions of dollars) Goro** (after Girardin Act tax investor financing and with 21% partner, with Oct/04 restart) Voisey's Bay*** (after $100 million government support) Sustaining Capex Total 06-10 Total 941 590 1,205 4,175 * At $0.85 CDN-US exchange rate for 06, $0.77 for 07, $0.79 for 08, $0.79 for 09 and $0.78 for 10; excludes capitalized interest ** See assumptions for Goro project *** Reflects Phase 1 and Phase 2 capital 06 792 149 07 55 44 315 311 1,472 902 - 08 5 212 535 - 09 177 162 541 Environmental Capex 281 120 111 31 9 - 10 309 205 725 PT Inco expansion 244 57 109 75 3 - 10 New Mines Development and other Expansion related expenditures 659 83 113 109 162 192 Discretionary Capex 255 50 65 103 28 9

Sudbury Synergy Tour Financial Presentation - Inco